Exhibit 99.9

CONSENT OF MARK H. BAILEY

I hereby consent to the references to my name as a qualified person and the information that is expertised by me in connection with the disclosure on the Company’s mineral properties in the Company’s Annual Report on Form 40-F/A Amendment No.1 to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the reports incorporated by reference into the Company’s previously filed registration statements on form S-8 (SEC Nos. 333-103893 and 333-111255).

“Mark H. Bailey”          .

Mark H. Bailey

Vancouver, British Columbia, Canada

April 12, 2006